[The St. Joe Company Letterhead]
Direct Dial: 904-301-4346
Direct Fax: 904-301-4201
E-Mail: mregan@joe.com
December 16, 2005
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Steven Jacobs (Mail Stop 4561)

Re:	The St. Joe Company Form 10-K for Fiscal Year Ended December 31, 2004 Form 10-Q for Fiscal Quarter Ended March 31, 2005 Form 10-Q for Fiscal Quarter Ended June 30, 2005 SEC File No. 1-10466
Dear Mr. Jacobs:
This letter responds to a comment by the staff of the Securities and Exchange Commission (the “Commission”) contained in the letter (the “Comment Letter”) dated December 7, 2005, from you to Peter S. Rummell, the Chairman and Chief Executive Officer of The St. Joe Company (the “Company”). For ease of reference, we have reproduced below the full text of the staff’s comment, which is followed by the Company’s response.
Form 10-Q for the Fiscal Quarter Ended September 30, 2005
Note 3 – Discontinued Operations, page 9
We have reviewed your response to prior comment two. Please tell us how you applied the criteria set forth in paragraph 42 of SFAS 144 and EITF 03-13 in determining that Advantis’ results of operations should be reported in discontinued operations. Specifically, please address how you considered your continued relationship with GVA Advantis, the new entity, as disclosed in your Form 8-K filed October 25, 2005.
In accordance with SFAS 144 paragraph 42 and EITF 03-13, Company management has assessed (1) whether the operations and cash flows of Advantis have been or will be eliminated from the Company’s continuing operations, and (2) whether the Company will have any significant involvement in the operations of Advantis subsequent to the date of sale.
The Company will continue to have direct cost generating activities with Advantis for the next three years in the form of management fees paid to Advantis for the management of certain

Securities and Exchange Commission
December 16, 2005

Company properties as well as commissions paid to Advantis upon the sale of certain Company land. These ongoing cost generating activities are not considered significant by Company management. Historically, intercompany revenues received by Advantis from the Company were approximately 5% of Advantis’ annual total cash outflows. Management expects future cash outflows from the Company to Advantis to be less than 5% of Advantis’ annual total cash outflows. Management believes that this level of cash outflows is not significant to either party.
From a cash inflows standpoint, the Company is receiving fees from Advantis for certain information technology services. The Company has agreed to provide these services to Advantis for a limited period of time to facilitate systems migration after the sale transaction. The amounts paid for such services, however, are not significant to either Advantis or the Company.
In assessing the question of significant continuing involvement in the operations of Advantis, the Company concluded that it does not have the ability to significantly influence the operating or financial policies of Advantis. The Company retains no ownership interest in Advantis and believes that the operations to be conducted between the Company and Advantis are not significant to the overall operations of Advantis as discussed above. Although the common stock of Advantis is pledged to the Company to secure the promissory note received as part of the sale proceeds (which we believe to be a common term under an unsecured lending agreement), the terms of the security agreement do not provide the Company with any means to significantly influence the operating or financial policies of Advantis.
At your request, the Company also hereby affirms the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing, please contact me at your convenience at 904-301-4346.

Sincerely,
/s/ Michael N. Regan
Michael N. Regan
Senior Vice President – Finance and Planning (Principal Accounting Officer)

cc:	Amanda Sledge, Commission Staff Accountant Christine M. Marx, General Counsel and Corporate Secretary